CONECTIV
PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Millions)
(Unaudited)

	Twelve Months Ended June 30, 2003	Pro Forma Adjustments		Pro Forma
OPERATING REVENUES				
Electric	$ 3,639.1	$ 15.6	(4)	$ 3,654.7
Gas	380.0	-		380.0
Other services	565.2	-		565.2
	4,584.3	15.6		4,599.9
OPERATING EXPENSES				
Electric fuel and purchased energy and capacity	2,602.5	-		2,602.5
Gas purchased	421.3	-		421.3
Other services' cost of sales	506.3	-		506.3
Merger-related costs	73.0	-		73.0
Operation and maintenance	510.5	-		510.5
Impairment losses	106.6	-		106.6
Depreciation and amortization	208.6	7.6	(5)	216.2
Loss on sale of leveraged leases	19.7	-		19.7
Taxes other than income taxes	65.1	-		65.1
Deferred electric service costs	(29.4)	-		(29.4)
	4,484.2	7.6		4,491.8
OPERATING INCOME	100.1	8.0		108.1
OTHER INCOME (EXPENSES)				
Interest and dividend income	13.3	-		13.3
Interest expense	(139.6)	(6.1)	(6)	(145.7)
Loss from equity investments	(6.6)	-		(6.6)
Other income	15.7	-		15.7
Total Other Income (Expenses)	(117.2)	(6.1)		(123.3)
PREFERRED STOCK DIVIDEND REQUIREMENTS OF SUBSIDIARIES	13.0	-		13.0
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(30.1)	1.9		(28.2)
INCOME TAXES	(10.2)	0.7	(7)	(9.5)
INCOME FROM CONTINUING OPERATIONS	(19.9)	1.2		(18.7)
EXTRAORDINARY ITEM (net of income taxes of $4.1)	5.9	-		5.9
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (net of income taxes of $4.9)	7.2	-		7.2
NET INCOME (LOSS)	$ (6.8)	$ 1.2		$ (5.6)

CONECTIV
PRO FORMA NOTES

In accordance with Article 11 of Regulation S-X, the pro forma adjustments related to the balance sheet were made assuming the transactions were made at the end of the balance sheet period and the adjustments related to the income statement were made assuming the transactions were made at the beginning of the period presented.

(1)   Represents the use of proceeds from the issue of transition bonds to pay off short-term debt of $66.8 million.

(2)   Represents the issue of $152.0 million in Transition Bonds, less the redemption of $15.2 million in long-term debt from use of proceeds from issue of Transition bonds.

(3)   Represents the dividend of $70.0 million to PHI parent from proceeds from issue of Transition bonds.

(4)   Represents transition bond charge, a per kWh charge paid by electric transmission and distribution customers. The charge is computed to recover the principal amount of the transition bonds plus interest. Amortization of $7.6 plus interest of $8.0 = $15.6.

(5)   Represents the annual amortization of stranded costs, 152.0 million over 240 months. (152.0 / 240 = .633/month x 12 months = 7.6 million).

(6)   Represents annual interest expense on 152.0 million of long-term debt @5.25%. Transition Bonds, less the interest expense savings from redeeming $66.8 million of short-term debt @1.25% and $15.2 million of long-term debt @7.0%.

        152.0 x 5.25% = 8.0 million
        66.8 x 1.25% = (0.8) million
        15.2 x 7.0% = (1.1) million
           total   6.1 million

(7)   Represents the federal tax impact, at 35%, of (4), (5), and (6).